SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Extraordinary General Meeting of Shareholders of Woori Bank

The extraordinary general meeting of shareholders of Woori Bank was held on December 22, 2017, and the two agenda items listed below were approved and ratified as originally proposed.

Key Details

•	Meeting Date and Time : December 22, 2017; 10 a.m. (local time)

•	Venue : Woori Bank Head Office Building, Conference Room, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda Details :

1.	Appointment of a Standing Director

•	Candidate: Tae-Seung Sohn

Name	Date of Birth	Term	Appointment	Career Background	Serving as Director of Other Companies

Tae-Seung Sohn	May 16, 1959	*Note)	New Appointment	• Current) Head, Global Business Unit, Woori Bank • Executive Vice President, Global Business Unit, Woori Bank • Managing Director, Financial Market Business Division, Woori Bank	—

*Note)	From the time of appointment at the Extraordinary General Meeting of Shareholders held on December 22, 2017 to the end of the Extraordinary General Meeting of Shareholders held on December 21, 2020

2.	Appointment of President and CEO

•	Candidate: Tae-Seung Sohn

Name	Date of Birth	Term	Appointment	Career Background	Serving as Director of Other Companies

Tae-Seung Sohn	May 16, 1959	*Note)	New Appointment	• Current) Head, Global Business Unit, Woori Bank • Executive Vice President, Global Business Unit, Woori Bank • Managing Director, Financial Market Business Division, Woori Bank	—

*Note)	From the time of appointment at the Extraordinary General Meeting of Shareholders held on December 22, 2017 to the end of the Extraordinary General Meeting of Shareholders held on December 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 22, 2017	By:	/s/ Hyun Seok Shin
(Signature)

	Name :	Hyun Seok Shin
	Title :	Executive Vice President